UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
AMARILLO BIOSCIENCES, INC.
(Name of Issuer)
Voting Common Stock
(Title of Class of Securities)
02301P106
(CUSIP Number)
February 7, 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02301P106

1	NAMES OF REPORTING PERSONS Paul and Marian Tibbits

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER
Paul Tibbits 6,643,300 shares
NUMBER OF		Marian Tibbits 2,146,032 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING		Paul Tibbits 6,643,300 shares
PERSON		Marian Tibbits 2,146,032 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0- shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Paul Tibbits 6,643,300 shares
Marian Tibbits 2,146,032 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Paul Tibbits 10.41%
Marian Tibbits 3.36%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 02301P106

Item 1 (a). Name of Issuer: Amarillo Biosciences, Inc.

Item 1 (b). Address of Issuer’s Principal Executive Offices:

4134 Business Park Drive
Amarillo, TX 79110-4225

Item 2 (a). Name of Person Filing: This Schedule 13G with respect to the Voting Common Stock of Amarillo Biosciences, Inc. is filed by Paul and Marian Tibbits.

Item 2 (b). Address of Principal Business Office or, if none, Residence:

2371 Blueball Road
Rineyville, KY 40162

Item 2 (c). Citizenship: United States

Item 2 (d). Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2 (e). CUSIP No: 02301P106

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned:
Paul Tibbits 6,643,300 shares
Marian Tibbits 2,146,032 shares
(b)	Percent of Class: 13.77%
Paul Tibbits 10.41%; Marian Tibbits 3.36%
(c)	Number of Shares as to which Such Person has:
(i) sole power to vote or to direct the vote Paul Tibbits 6,643,300 shares;
Marian Tibbits 2,146,032 shares
(ii) shared power to vote or to direct the vote -0- shares

(iii) sole power to dispose or to direct the disposition of Paul Tibbits 6,643,300 shares;
Marian Tibbits 2,146,032 shares
(iv) shared power to dispose or to direct the disposition of -0- shares

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.
Item 8. Identification and Classification of Members of the Group

Paul Tibbits and Marian Tibbits, husband and wife, constitute a group.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2011	February 8, 2011
Date	Date
/s/ Paul Tibbits	/s/ Marian Tibbits
Paul Tibbits	Marian Tibbits